FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Directorate Change

5 April 2018 07.00 BST

NON-EXECUTIVE DIRECTORS' RETIREMENT PLANS

AstraZeneca PLC (the Company) announced today that Rudy Markham and Shriti Vadera will be proposed to shareholders for re-election as Directors for the final time at the Company's AGM on 18 May 2018.

Mr Markham intends to retire from the Board at the conclusion of the 2019 AGM. Although he has served as a Director for over nine years, the Board continues to consider him to be independent in character and judgement, as evidenced by the way in which he discharges his duties as a Board and Board Committee member. The Board also believes it would be in the best interests of shareholders for him to serve for one further year, during a period of Board changes, given his depth of knowledge of the Company and significant non-executive experience. Subject to his re-election by shareholders, his continued tenure will provide a degree of continuity following the appointment of several new Non-Executive Directors to succeed retiring Board members in 2017 and 2018, and will also facilitate an orderly transition of the roles of Chairman of the Audit Committee and senior independent Director.

Baroness Vadera has informed the Board that she will retire as a Director by 31 December 2018, by when she will have served as a Board member for eight years.

The Company will announce related Board Committee changes and Mr Markham's successor as senior independent Director as soon as possible following these being decided.

The Company's Annual Report and Form 20-F Information 2017 was published on 6 March 2018.

The Notice of Annual General Meeting 2018 and Shareholders' Circular will be published in mid-April 2018.

The meeting place for the Annual General Meeting will be the Royal Lancaster London Hotel, Lancaster Terrace, London W2 2TY and the meeting will commence at 2.30 pm (BST) on 18 May 2018.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. The Company also is selectively active in the areas of autoimmunity, neuroscience and infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.

For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Esra Erkal-Paler	UK/Global	+44 203 749 5638
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Matt Kent	UK/Global	+44 203 749 5906
Gonzalo Viña	UK/Global	+44 203 749 5916
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance; Fixed Income; M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology; Other	+1 240 477 3771
Christer Gruvris	Brilinta; Diabetes	+44 203 749 5711
Nick Stone	Respiratory; Renal	+44 203 749 5716
US toll free		+1 866 381 7277

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 05 April 2018

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary